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                                 EXHIBIT 20.1

             THE FINISH LINE, INC. ANNOUNCES CLOSING OF SECONDARY
                    PUBLIC OFFERING OF CLASS A COMMON STOCK

     INDIANAPOLIS -- December 18, 1996 -- The Finish Line, Inc. (NASDAQ: FINL) announced today the closing of its public offering of 3,000,000 shares of the Class A Common Stock of The Finish Line at $22.50 per share.

     Of the shares sold in the offering, 2,400,000 shares were sold by the Company and 600,000 shares were sold by certain selling stockholders of the Company. The offering was made through an underwriting group managed by Smith Barney Inc., A.G. Edwards & Sons, Inc. and Oppenheimer & Co., Inc.

     The Finish Line is one of the largest specialty retailers of brand name athletic, outdoor and casual footwear, activewear and accessories in the United States. The Company operates 251 stores in 27 states, primarily in enclosed malls.

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